SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that it received from B3 S.A. – Brasil, Bolsa, Balcão (“B3”) - , on July 27, 2018, Official Letter 1487/2018-SAE as transcribed below, requesting clarification regarding the subject matter by the newspaper Valor Econômico, on July 27, 2018, under the title "Eletrobras and Eletronuclear negotiate debt of R$ 1 billion”.

Transcript of the Official Letter No.1487/2018-SAE

Ref.: Request for clarification on news in the press

Dear Sirs,

In news published by the newspaper Valor Econômico, on 07/27/2018, under the heading "Eletrobras and Eletronuclear negotiate debt of R$ 1 billion", among other information, it is stated that:

1. Eletrobras analyzes the possibility of granting a waiver to Eletronuclear with respect to the payment of the principal of the debt contracted by the subsidiary with the holding company; and

2. An Eletrobras decision on the matter should be taken in the next few days.

We request clarification on the item that was marked up to 07/30/2018, with your confirmation or not, as well as other information considered important.

Thus, in compliance with the official letter in reference, the Company hereby informs the following:

1. The Company is studying the suspension, until the end of 2018, of payment of the principal of the existing debt between Eletrobras Termonuclear S.A and Eletrobras;

2. The matter in question needs the approval of internal deliberative bodies, which has not yet occurred;

3. Transactions between subsidiaries and holding companies are common and routine operations.

MARKET ANNOUCEMENT

4. The information officially available to the Company has been adequately disclosed through channels established by applicable Brazilian and foreign laws and filed with the Brazilian Securities and Exchange Commission (CVM), US Securities and Exchange Commission (SEC) The New York Stock Exchange - NYSE and Madrid Stock Exchange - Latibex, in addition to being available on the Eletrobras website (www.eletrobras.com/ri).

Rio de Janeiro, July 27, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.